Exhibit 99.1

EXECUTION COPY

HOLLINGER INC.

– and –

WESTWIND PARTNERS INC.

– and –

COMPUTERSHARE TRUST COMPANY OF CANADA

ESCROW AND CUSTODIAL AGREEMENT

April 7, 2004

TABLE OF CONTENTS

Article 1. Principles of Interpretation		2
1.1	Definitions	2
1.2	Schedules	4
1.3	Headings and Sections	5
1.4	Gender and Number	5
1.5	Currency	5
1.6	Severability	5
1.7	Entire Agreement	5
1.8	Governing Law	5
1.9	Calculation of Time	6
1.1	Conflict	6
1.11	Successor Legislation	6

Article 2. THE ESCROW		6
2.1	Appointment of Escrow Agent	6
2.2	Delivery of Deposited Shares	6
2.3	Acceptance of Escrow	6
2.4	Voting of Escrowed Shares	7
2.5	Care and Custody of the Escrowed Shares	7

Article 3. RETRACTION OF SERIES II PREFERENCE SHARES		7
3.1	Right of Retraction	7
3.2	Exercise of Retraction Right	7
3.3	Fractions of International A Shares	9
3.4	Payments by the Escrow Agent	9
3.5	Legends	9
3.6	Cancellation of Series II Preference Share Certificates	10
3.7	Acknowledgements by the Escrow Agent	10
3.8	Covenant of the Corporation with Respect to Escrowed Shares	11

Article 4. RELEASE OF ESCROWED SHARES TO THE CORPORATION		11
4.1	Release of Escrowed Shares in Connection with an Offer	11
4.2	Release of Escrowed Shares in Connection with a Sale	12
4.3	Release of Escrowed Shares in Connection with Purchases of Series II Preference Shares by the Corporation	12

Article 5. INVESTMENT OF ESCROWED FUNDS		12
5.1	Investment of Escrowed Funds	12
5.2	Segregation of Escrowed Funds	13

Article 6. COVENANTS OF THE CORPORATION		13
6.1	Escrow Agent's Remuneration, Expenses and Indemnification	13
6.2	Accounting	13
6.3	Payments by Escrow Agent	14

Article 7. SUPPLEMENTAL AGREEMENTS		14
7.1	Provision for Supplemental Agreements for Certain Purposes	14

Article 8. CONCERNING THE ESCROW AGENT		15
8.1	Rights and Duties of the Escrow Agent	15
8.2	Evidence, Experts and Advisers	16
8.3	Documents, Monies, etc. Held by Escrow Agent	16

- ii -

8.4	Actions by Escrow Agent to Protect Interest	16
8.5	Escrow Agent Not Required to Give Security	17
8.6	Protection of Escrow Agent	17
8.7	Replacement of Escrow Agent; Successor by Merger	17
8.8	Conflict of Interest	18
8.9	Acceptance of Appointment	18
8.1	Escrow Agent Not to be Appointed Receiver	18

Article 9. GENERAL		18
9.1	Notice to the Corporation, the Agent or the Escrow Agent	18
9.2	Ownership	20
9.3	Satisfaction and Discharge of Agreement	20
9.4	Time of the Essence	21
9.5	Counterparts	21

ESCROW AND CUSTODIAL AGREEMENT

THIS AGREEMENT is made this 7th day of April, 2004

AMONG:

HOLLINGER INC., a company existing under the laws of Canada.

(the "Corporation")

- and -

WESTWIND PARTNERS INC., a company existing under the laws of the Province of Ontario

(the "Agent")

- and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and authorized to carry on business as a trust company in all provinces of Canada

(the "Escrow Agent")

RECITALS

WHEREAS:

A.
As at the date hereof: (i) there are 3,775,990 Series II Preference Shares (as defined below) issued and outstanding; and (ii) the Corporation has created, issued and sold 20,096,919 Subscription Receipts (as defined below) to the purchasers arranged by the Agent, such Subscription Receipts representing the right to receive 20,096,919 Series II Preference Shares in accordance with the terms and conditions of the Subscription Receipt Agreement (as defined below);

B.
The holders of the Series II Preference Shares are entitled, subject to the provisions and procedures set out in the Articles (as defined below), to make an irrevocable election to require the Corporation to redeem all or any of the Series II Preference Shares registered in the name of a holder in consideration for, at the Corporation's option: (i) the transfer to such holder of: (x) subject to adjustment from time to time in accordance with Sections 5.8 and 5.9 of the Articles, 0.46 (the "Exchange Number") of an International A Share (as defined below) for each Series II Preference Share to be redeemed; and (y) such number or fraction of an International A Share as is equal to the value of the amount of any dividends or distributions declared and unpaid on the Series II Preference Shares; or (ii) cash of an equivalent value therefor;

C.
In connection with the purchase and sale of the Subscription Receipts, the Corporation has agreed that as soon as practicable following the Automatic Exercise Date (as defined below), it would deposit or cause to be deposited into escrow with the Escrow Agent 10,981,538 International A Shares (not subject to any pledge, lien, hypothecation or other security interest) (the "Deposited Shares") to be held in escrow and released by the Escrow Agent from time to time in order to satisfy retraction requests from the holders of all of the issued and outstanding Series II

Preference Shares where the Corporation elects to satisfy such requests by way of a transfer of International A Shares, subject to all or a portion of the Escrowed Shares being. released from escrow upon the terms and conditions set forth herein;

D.	The Escrow Agent is the duly appointed registrar and transfer agent for the Series II Preference Shares and the International A Shares;

E.
The Escrow Agent has agreed with the consent of the parties, to act as escrow agent and exchange agent on behalf of the Corporation to effect the exchange of Series II Preference Shares for Escrowed Shares, cash and/or other property pursuant to the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares, all in accordance with this Agreement; and

F.	The foregoing recitals are made solely by the Corporation and the Agent, as the context requires, and not by the Escrow Agent;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant, agree and declare as follows:

ARTICLE 1.
PRINCIPLES OF INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Affiliate" shall have the meaning ascribed thereto in the Canada Business Corporations Act;

"Agreement" means this escrow and custodial agreement and all schedules attached to this escrow and custodial agreement, in each case as they may be amended or supplemented from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement;

"Articles" means the articles of amalgamation of the Corporation, as amended from time to time, setting out the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares;

"Automatic Exercise Date" shall have the meaning ascribed thereto in the Subscription Receipt Agreement;

"Business Day" means a day other than a Saturday, Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation's registered office is located;

"Cash Redemption Notice" means a notice evidencing the exercise by the Corporation of its right to redeem the number of Retracted Shares specified in such notice for cash pursuant to Section 4.2 of the Articles, substantially in the form annexed hereto as Schedule "B";

"Cash Redemption Payment" shall have the meaning ascribed thereto in subsection 3.2(b);

"Current Class A Market Price" shall have the meaning ascribed thereto in the Articles;

"Deadline" means 5:00 p.m. (Toronto time) on June 15, 2004;

"Deposited Shares" shall have the meaning ascribed thereto in the recitals to this Agreement;

"Designated Office" means the principal stock transfer office of the Escrow Agent from time to time in the City of Toronto;

"Disbursement Notice" shall have the meaning ascribed thereto in subsection 3.2(b), substantially in the form annexed hereto as Schedule "C";

"Escrowed Funds" means, collectively, all monies or other property received by the Escrow Agent from or as directed by the Corporation pursuant to subsection 3.2(d), Section 3.3 and Article 4 of this Agreement and all proceeds of investment and reinvestment thereof from time to time;

"Escrowed Shares" means such Deposited Shares as remain in escrow with the Escrow Agent hereunder from time to time pursuant to the terms and conditions of this Agreement, as the same may be reorganized or reclassified from time to time;

"Exchange Number" shall have the meaning ascribed thereto in the recitals to this Agreement;

"Fractional Cash Payment" shall have the meaning ascribed thereto in Section 3.3;

"including" means including without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

"Indenture" shall have the meaning ascribed thereto in the Subscription Receipt Agreement;

"International" means Hollinger International Inc., a corporation existing under the laws of the State of Delaware;

"International A Shares" means shares of Class A Common Stock of International;

"Offer" means a formal tender offer, exchange offer, issuer bid, takeover bid or similar transaction commenced in accordance with applicable securities laws (including the U.S. Securities Act);

"person" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"Qualified Investments" means those investments in which the Escrowed Funds may be invested and reinvested in accordance with this Agreement, being short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank or trust company, provided that each such obligation is rated, as applicable, in one of the highest three sub-categories of short-term debt of R1 (high), R1 (mid) or R1 (low) or for long-term debt of AA- or greater by DBRS Inc. or an equivalent rating by CBRS Inc.;

"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

"Retracted Shares" shall have the meaning ascribed thereto in subsection 3.2(a);

"Retraction Notice" means an irrevocable request in writing by a Shareholder to retract any or all of the Series II Preference Shares registered in the name of such Shareholder in accordance with the Articles, substantially in the form annexed hereto as Schedule "A";

"Retraction Date" means any Business Day on which the documents specified in subsection 3.2(a) are duly tendered by or on behalf of a Shareholder to the Escrow Agent in respect of the exercise of his, her or its retraction right pursuant to Article 5 of the Articles;

"Sale" means the sale of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety to any person under circumstances such that, following the completion of such sale, the Corporation will cease to own, directly or indirectly, any shares of capital stock of International, other than by way of an Offer made in respect of the International A Shares and the shares of Class B Capital Stock of International;

"Series II Preference Shares" means the exchangeable non-voting preference shares Series II in the capital of the Corporation;

"Shareholders" means persons who are registered owners of the Series II Preference Shares from time to time and "Shareholder" means any one of them;

"Subscription Receipt Agreement" means the subscription receipt agreement dated the date hereof among the Corporation, the Agent and Computershare Trust Company of Canada relating to, among other things, the creation, issue and sale of the Subscription Receipts, as the same be hereinafter amended from time to time;

"Subscription Receipts" means the subscription receipts created, issued and certificated under the terms and conditions of the Subscription Receipt Agreement and from time to time outstanding;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Person" means U.S. Person as that term is defined in Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"Written Request of the Corporation" and "Certificate of the Corporation" mean, respectively, a written request or certificate signed in the name of the Corporation by any one director or officer of the Corporation, and may consist of one or more instruments so executed.

1.2	Schedules

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

"A"           -           Form of Retraction Notice

"B"           -           Form of Cash Redemption

"C"           -           Form of Disbursement Notice

1.3	Headings and Sections

The division of this Agreement into articles, sections and subsections and the insertion of headings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, any reference in this Agreement to an article, section, subsection or schedule refers to the specified article, section, subsection of or schedule to this Agreement.

1.4	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.5	Currency

Except where otherwise expressly provided, all amounts expressed in this Agreement in terms of money are references to the lawful currency of Canada and all payments required to be made hereunder shall be made in Canadian dollars.

1.6	Severability

The provisions of this Agreement are severable and, in the event that any court or officials of any regulatory agency of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

1.7	Entire Agreement

Except as expressly provided in this Agreement, this Agreement and the Subscription Receipt Agreement constitute the entire agreement among all or some of the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written.

1.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of the Canada applicable therein, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent mandatorily governed by the law of another jurisdiction. In connection with the foregoing, each of the parties hereto: (i) irrevocably attorns to the exclusive jurisdiction and venue of the Courts of the Province of Ontario in connection with any matter or dispute based upon or arising out of this Agreement or matters contemplated herein; (ii) agrees that process may be served upon them in any manner authorized by the laws of the Province of Ontario for such persons; and (iii) waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

1.9	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by extending the period to the requisite time on the next Business Day following such day if the last day of the period is not a Business Day.

1.10	Conflict

In the event of a conflict or inconsistency between a provision in the body of this, Agreement and the Articles, the provision in the Articles shall prevail to the extent of the inconsistency.

1.11	Successor Legislation

All references herein to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body or authority shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

ARTICLE 2.
THE ESCROW

2.1	Appointment of Escrow Agent

The Corporation hereby appoints the Escrow Agent to act as: (a) escrow agent with respect to the Escrowed Shares and the Escrowed Funds and to disburse and deal with the same as provided herein; and (b) exchange agent on behalf of the Corporation to effect the exchange of Series II Preference Shares for Escrowed Shares, cash and/or other property pursuant to the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares as provided herein. The Escrow Agent hereby accepts such appointments on the terms and conditions herein. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as trustee.

2.2	Delivery of Deposited Shares

On or before the Automatic Exercise Date, the Corporation shall give an irrevocable direction to the appropriate party or parties under the Indenture to deliver the Deposited Shares to the Escrow Agent and, as soon as practicable on or following the Automatic Exercise Date, the Corporation shall cause such party or parties to, subject to Article 4 hereof, irrevocably deposit or cause to be deposited into escrow with the Escrow Agent the Deposited Shares to be retained and held by the Escrow Agent in escrow for the benefit of the Shareholders in accordance with the terms and conditions of this Agreement. Except to the extent contemplated hereunder (including Sections 4.1 and 4.2), from and after delivery of the Escrowed Shares to the Escrow Agent, the Corporation covenants that it will not encumber, pledge, charge or otherwise create a security interest in or over all or any the Escrowed Shares.

2.3	Acceptance of Escrow

The Escrow Agent hereby agrees to accept and to hold and retain the Escrowed Shares and the Escrowed Funds in escrow for and on behalf of the persons who have an interest therein pursuant hereto,

shall disburse and deal with the Escrowed Shares and the Escrowed Funds, and at all times shall keep the Escrowed Shares and the Escrowed Funds segregated and in separate accounts in the name of the Corporation or as otherwise directed by the Corporation, all on the terms and subject to the conditions hereof.

2.4	Voting of Escrowed Shares

Notwithstanding anything herein contained, the Corporation retains and shall at all times have the sole right to vote (whether in person or by proxy) and exercise all voting rights attached to the Escrowed Shares on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of International or otherwise. Except to the extent contemplated hereunder (including Sections 4.1 and 4.2), the Corporation covenants that it will not exercise the voting rights attached to the Escrowed Shares in a manner which impairs any of the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares. The Escrow Agent shall not be responsible for the voting rights attached to the Escrowed Shares.

2.5	Care and Custody of the Escrowed Shares

The Escrow Agent need not see to the collection of cash or stock dividends on, or exercise any option or right in connection with, the Escrowed Shares and need not protect or preserve them from depreciating in value or becoming worthless and is released from all responsibility for any loss of value. The Escrow Agent shall be bound to exercise in the physical keeping of the Escrowed Shares only the same degree of care as it would exercise with respect to its own securities, kept at the same place.

ARTICLE 3.
RETRACTION OF SERIES II PREFERENCE SHARES

3.1	Right of Retraction

Each Shareholder has the right to retract all or any of the Series IT Preference Shares registered in the name of such Shareholder in accordance with the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares contained in the Articles. The Escrow Agent will from time to time provide a form of Retraction Notice to any Shareholder or financia1 agent thereof who requests the same.

3.2	Exercise of Retraction Right

(a)
After due receipt by the Escrow Agent at its Designated Office of any certificate or certificates representing Series II Preference Shares to be retracted, duly completed and endorsed for transfer by the Shareholder in the manner prescribed therein and in accordance with such reasonable requirements as the Escrow Agent may prescribe, together with a duly completed Retraction Notice specifying the number of Series II Preference Shares to be retracted (the "Retracted Shares"), the Escrow Agent shall, within one (1) Business Day thereof, notify the Corporation in writing as to: (i) the number of Retracted Shares tendered for retraction; and (ii) the Retraction Date for such Retracted Shares. If the Corporation shall receive a Retraction Notice and/or any certificate or certificates representing series II Preference Shares to be retracted and/or, any other documents in respect of a retraction of Series II Preference Shares, it shall forthwith forward same to the Escrow Agent.

(b)
Upon receipt of the notice from the Escrow Agent contemplated in subsection 3.2(a), the Corporation shall notify and direct the Escrow Agent in writing (the "Disbursement Notice") within three (3) days of the Retraction Date as to: (a) the number of Escrowed Shares and the amount of the Fractional Payment, if any, to be delivered to the Shareholder in respect of the Retracted Shares specified in the notice of the Escrow Agent; and/or (b) the election by the Corporation of its right to redeem the number of Retracted Shares specified in the Disbursement Notice for cash (the "Cash Redemption Payment") pursuant to Section 4.2 of the Articles. If the Corporation so directs in the Disbursement Notice, within three (3) days of the Retraction Date, the Escrow Agent shall send by prepaid first class mail or deliver to each registered holder of the Retracted Shares at the address specified in its Retraction Notice a Cash Redemption Notice evidencing the exercise of the Corporation's right to redeem the number of Retracted Shares specified in such Cash Redemption Notice for the Cash Redemption Payment pursuant to Section 4.2 of the Articles. Notwithstanding anything to the contrary herein contained or in Section 4.2 of the Articles, the Corporation covenants that it shall not exercise its right to redeem any or all of the Retracted Shares from time to time for cash pursuant to Section 4.2 of the Articles for a period of six (6)months from the date hereof.

(c)
Upon receipt of the Disbursement Notice and, if applicable, subject to the Escrow Agent first sending the Cash Redemption Notice as contemplated in subsection 3.2(b), the Escrow Agent shall send or cause to be sent via regular mail to or to the order of the applicable registered holder of the Retracted Shares at its address on the register of Series II Preference Shares not later than five (5) Business Days after the Retraction Date: (i) a certificate or certificates registered in the name of the registered holder of the Retracted Shares representing that number of Escrowed Shares to which such holder is entitled as specified in the Disbursement Notice, subject to Section 3.5 hereof; (ii) a cheque payable to or to the order of such holder in the amount of the Cash Redemption Payment; (iii) a cheque payable to or to the order of such holder in the amount of the Fractional Cash Payment; and/or (iv) a certificate representing the requisite number of Series II Preference Shares if less than all of the Shareholder's Series II Preference Shares are being retracted.

(d)
In the event that Corporation elects to redeem in cash all or any of the Retracted Shares specified in the Disbursement Notice for the Cash Redemption Payment, the Escrow Agent shall, as soon as practicable after first sending the Cash Redemption Notice as contemplated in subsection 3.2(b), realize on the Qualified Investments in which the Escrowed Funds, if any, have been invested and/or take such steps as will allow it to disburse to the registered holder of Retracted Shares an amount equal to the Cash Redemption Payment in accordance with subsection 3.2(c). In the event that the Escrowed Funds, if any, are less than the Cash Redemption Payment, subject to Section 5.6 of the Articles, the Corporation shall forthwith deliver to the Escrow Agent the amount of cash necessary in order that the Escrow Agent shall be able to make the Cash Redemption Payment as contemplated in subsection 3.2(c).

(e)
The Escrow Agent is authorized to request from any person tendering certificates for retraction such additional documents as the Escrow Agent may consider appropriate under the circumstances. The Escrow Agent will promptly refer all questions concerning retractions or certificates to the Corporation. Subject to any directions received from the Corporation, the Escrow Agent is authorized to pass upon the adequacy of the items received by it in its capacity as registrar and transfer agent of the Corporation, and where inadequacies exist as to any matter, to take such action as the Escrow Agent may deem appropriate in seeking to cause such inadequacies to be remedied.

3.3	Fractions of International A Shares

Notwithstanding anything herein contained, the Escrow Agent shall not deliver a fraction of an International A Share on a retraction of Series II Preference Shares. In lieu thereof, the Corporation shall instruct the Escrow Agent to realize on the Qualified Investments in which the Escrowed Funds, if any, have been invested and/or take such steps as will allow it make a cash payment equal to the amount which would have been satisfied by the fraction of an International A Share in accordance with the Articles (the "Fractional Cash Payment"). In the event that the Escrowed Funds, if any, are less than the Fractional Cash Payment, the Corporation shall forthwith deliver to the Escrow Agent the amount of cash necessary in order that the Escrow Agent shall be able to make the Fractional Cash Payment as contemplated in subsection 3.2(c).

3.4	Payments by the Escrow Agent

The Escrow Agent shall only make payments under subsections 3.2(c) and (d) and Section 3.3 to the extent that the Escrowed Funds are sufficient or the necessary funds have been provided to the Escrow Agent by the Corporation as contemplated in Sections 3.2 and 3.3.

3.5	Legends

(a)
The Escrow Agent understands and acknowledges that appropriate legends, as follows, will be placed upon the Escrowed Shares delivered upon retraction of Series II Preference Shares and each certificate representing Escrowed Shares delivered in exchange therefor or in substitution or replacement thereof as required under the applicable requirements of Canadian securities laws until such time as it is no longer required under such requirements:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE AUGUST 8, 2004.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNTIL AUGUST 8, 2004."

(b)	The Escrow Agent understands and acknowledges that the Escrowed Shares have not been registered under the U.S. Securities Act or state securities laws.

(c)
Each certificate representing Escrowed Shares delivered upon retraction of Series II Preference Shares to a person other than a U.S. Person or a person outside the United States and each certificate representing Escrowed Shares issued in exchange therefor or in substitution or replacement thereof shall bear the following legend required under the U.S. Securities Act, or applicable state securities laws, until such time as it is no longer required under the applicable requirements thereof.

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND, ACCORDINGLY, NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE

DISPOSED OF WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT: (I) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S (RULE 901 THROUGH RULE 905, AND PRELIMINARY NOTES) OF THE U.S. SECURITIES ACT; (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT; OR (III) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION, AND HEDGING TRANSACTIONS WITH REGARD TO SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT."

(d)
Each certificate representing Escrowed Shares delivered upon retraction of Series II Preference Shares to a U.S. Person or a person in the United States and each certificate representing Escrowed Shares issued in exchange therefor or in substitution or replacement thereof shall bear the following legend required under the U.S. Securities Act, or applicable state securities laws, until such time as it is no longer required under the applicable requirements thereof:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO HOLLINGER INC.; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT; (C) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT IN A MANNER CONTEMPLATED BY SUCH REGISTRATION STATEMENT; OR (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR IN A TRANSACTION OTHERWISE EXEMPT FROM REGISTRATION UNDER U.S. SECURITIES LAWS AND IN ANY SUCH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AFTER PROVIDING, AT HOLLINGER INC.'S REQUEST, A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO HOLLINGER INC."

3.6	Cancellation of Series II Preference Share Certificates

The Escrow Agent is authorized and directed to cancel, in accordance with its normal procedures, all certificates representing Series II Preference Shares received by the Escrow Agent forthwith upon making delivery of the appropriate certificates evidencing the Escrowed Shares, cash and/or other property, as applicable, as provided herein.

3.7	Acknowledgements by the Escrow Agent

The Escrow Agent is aware that none of the Subscription Receipts, the Series II Preference Shares or the International A Shares deliverable upon retractions of the Series II Preference Shares have been or will be registered under the U.S. Securities Act, or the securities laws of any state and that the Subscription Receipts and the Series II Preference Shares are being offered and sold (i) in the United States to a limited number of institutional "accredited investors" as defined in Rule 501(a)(l), (2), (3) or (7) of Regulation D under the U.S. Securities Act or (ii) outside the United States, in offshore transactions (as defined in Regulations S under the U.S. Securities Act) complying with Regulations S, to non-U.S. persons (as defined in Regulation S), in each case (i) and (ii) that execute and deliver certain representations and warranties to the Corporation in transactions not requiring registration under the U.S.

Securities Act; accordingly, there are substantial restrictions on the transferability of the Subscription Receipts, the Series II Preference Shares and the International A Shares to U.S. Persons or persons in the United States. The Escrow Agent acknowledges that neither the Corporation nor International has any present intention of filing or causing to be filed a registration statement under the U.S. Securities Act in respect of the Subscription Receipts, the Series II Preference Shares and the International A Shares. The Escrow Agent acknowledges the Corporation has covenanted in the agency agreement dated April 2, 2004 between the Corporation and the Agent that, subject to all applicable laws (including, without limitation, having regard to the fiduciary duties of the directors of International at the relevant time), rules, regulations and policies and orders, for a period of two years following the date hereof, it will use its commercially reasonable efforts to cause International to file a registration statement under the U.S. Securities Act providing for the resale of the International A Shares underlying the Subscription Receipts in the United States, provided that: (A) the Corporation shall not be required to use its commercially reasonable best efforts to cause International to do so: (i) unless and until, in the opinion of the Corporation, there has been a resumption of effective control of International by the Corporation, without restraint in any respect by any court of competent jurisdiction, agency, governmental authority, regulatory body, stock exchange or other entity (including, without limitation, the United States Securities and Exchange Commission or any state securities commission) having jurisdiction; and (ii) such action does not in any respect, in the opinion of the Corporation: (x) impair, impede or limit the Strategic Process (as publicly disclosed and currently ongoing at International); or (y) result in a breach, directly or indirectly, of the letter dated November 15, 2003 among Lord Black, the Chairman of the Audit Committee of the board of directors of International and the Chairman of the Special Committee of the board of directors of International (commonly known as the Restructuring Proposal).

3.8	Covenant of the Corporation with Respect to Escrowed Shares

The Corporation agrees that it will use its commercially reasonable efforts to cause International and/or the transfer agent and registrar for the International A Shares to prevent any transfer on the books of the Corporation of Escrowed Shares that are delivered upon retractions of Series II Preference Shares except transfers that comply with the transfer restrictions set forth in Section 3.7 and otherwise comply with U.S. securities laws, including by requiring appropriate representations and undertakings from a proposed transferee of such International A Shares. Without limiting the generality of the foregoing, prior to the first release of any Escrowed Shares in respect of any Retracted Shares, the Corporation will send a notice to International and the transfer agent and registrar for the International A Shares informing them of the transfer restrictions under the U.S. Securities Act to which the Escrowed Shares are subject and instructing them that the legends on any such released Escrowed Shares should be removed only upon satisfactory evidence that such transfer restrictions have lapsed or an exemption for such transfer is available under the U.S. Securities Act and applicable regulations thereunder.

ARTICLE 4.
RELEASE OF ESCROWED SHARES TO THE CORPORATION

4.1	Release of Escrowed Shares in Connection with an Offer

In the event that an Offer is made for the outstanding International A Shares, the Corporation may, at any time on or following the date that is five (5) Business Days prior to the expiry thereof (without accounting for any extensions to the Offer), send a Written Request of the Corporation to the Escrow Agent to release, and the Escrow Agent shall release to the Corporation, all of the Escrowed Shares so requested by the Corporation, provided that the Escrow Agent shall only release that portion of the Escrowed Shares then held by the Escrow Agent and not necessary in order to satisfy Retraction

Notices received by the Escrow Agent on or prior to the date of such notice for which the Corporation ultimately provides a Disbursement Notice to the Escrow Agent pursuant to which Escrowed Shares are to be delivered to Shareholders and upon receiving from the Corporation an irrevocable direction of the Corporation to the offeror and/or its designees, to the extent permitted under the terms of such Offer and applicable laws, directing the offeror and/or its designees to deliver the cash or other property payable in connection with the Offer in respect of such Escrowed Shares so released (based on the price or effective price per International A Share under the Offer) to the Escrow Agent to be held by the Escrow Agent in accordance with the terms and conditions hereof. Notwithstanding the foregoing, if the Offer does not proceed to completion, the Corporation shall redeposit the Escrowed Shares so released with the Escrow Agent within five (5) Business Days of a determination by the Corporation, in its sole discretion, that the Offer will not proceed to completion.

4.2	Release of Escrowed Shares in Connection with a Sale

In the event that the Corporation shall enter into an agreement providing for a Sale, the Corporation may, at any time on or following the date that is ten (10) days prior to the completion of the Sale, send a Written Request of the Corporation to the Escrow Agent to release, and the Escrow Agent shall release to the Corporation, all of the Escrowed Shares so requested by the Corporation, provided that the Escrow Agent shall only release that portion of the Escrowed Shares then held by the Escrow Agent and not necessary in order to satisfy Retraction Notices received by the Escrow Agent on or prior to the date of such notice for which the Corporation ultimately provides a Disbursement Notice to the Escrow Agent pursuant to which Escrowed Shares are to be delivered to Shareholders and upon receiving from the Corporation an irrevocable direction of the Corporation to the purchaser and/or its designees directing the purchaser and/or its designees to deliver the cash or other property payable in connection with the Sale in respect of such Escrowed Shares so released (based on the price or effective price per International A Share under the Sale) to the Escrow Agent to be held by the Escrow Agent in accordance with the terms and conditions hereof. Notwithstanding the foregoing, if the Sale does not proceed to completion, the Corporation shall redeposit the Escrowed Shares so released with the Escrow Agent within five (5) Business Days of a determination by the Corporation, in its sole discretion, that the Sale will not proceed to completion;

4.3	Release of Escrowed Shares in Connection with Purchases of Series II Preference Shares by the Corporation

In the event that the Corporation shall, directly or indirectly, purchase for cancellation Series II Preference Shares, the Corporation may send a Written Request of the Corporation to the Escrow Agent to release, and the Escrow Agent shall release to the Corporation, such number of Escrowed Shares specified in such Written Request as is equal to the product obtained by multiplying the Exchange Number of an International A Share by the number of Series II Preference Shares so purchased for cancellation.

ARTICLE 5.
INVESTMENT OF ESCROWED FUNDS

5.1	Investment of Escrowed Funds

Pending distribution of the Escrowed Funds pursuant to Article 3 hereof, the Escrow Agent shall hold, invest and reinvest the same in Qualified Investments at the Written Request of the Corporation. Pending receipt by the Escrow Agent of such written request, the Escrow Agent shall place, as soon as reasonably practicable, the Escrowed Funds in an interest bearing account with the Escrow Agent at the prevailing rate of interest on similar deposits. Such written request shall specify the maturity dates of such Qualified Investments so as to allow the Escrow Agent to comply with its obligations under Article 3 hereof.  Such written request, to be effective, shall be given on a Business Day, provided that if such direction is given after 9:00 a.m. (Toronto time) on any Business Day, it shall be effective on the next succeeding Business Day. Such written request may also direct the Escrow Agent to realize on all the Qualified Investments in anticipation of the distribution of the Escrowed Fund pursuant to Article 3 hereof. All Qualified Investments shall be registered in the name of the Escrow Agent and shall be deposited by the Escrow Agent for safekeeping in the City of Toronto and, for such purpose, may be placed in the vaults of the Escrow Agent or any Canadian chartered bank or trust company or deposited for safekeeping with such bank or trust company.

5.2	Segregation of Escrowed Funds

The Escrowed Funds received by the Escrow Agent and any securities or other instruments received by the Escrow Agent upon the investment or reinvestment of such Escrowed Funds shall be received as agent for, and shall be segregated and kept apart by the Escrow Agent in escrow for, the Corporation.

ARTICLE 6.
COVENANTS OF THE CORPORATION

6.1	Escrow Agent's Remuneration, Expenses and Indemnification

(a)
The Corporation covenants that it will pay to the Escrow Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Escrow Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Escrow Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of one outside counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Escrow Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Escrow Agent's negligence, willful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after thirty (30) days from the invoice date will bear interest at the then current rate charged by the Escrow Agent against unpaid invoices and shall be payable on demand.

(b)
The Corporation hereby indemnifies and saves harmless the Escrow Agent and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Escrow Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligence, willful misconduct or bad faith of the Escrow Agent. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Escrow Agent.

6.2	Accounting

The Escrow Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Escrow Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Shares and the Escrowed Funds, if any, and shall provide to the

Corporation records and statements thereof periodically upon Written Request of the Corporation. The Corporation shall have the right to audit any such books, records, accounts and statements. Upon written request of any Shareholder to the Corporation to review any such books, records, accounts and statements, the Corporation shall provide such Shareholder with access thereto and, if necessary shall obtain same for such purpose from the Escrow Agent in accordance with this Section 6.2 provided that the provision thereof does not or will not breach or result in a breach of any applicable laws.

6.3	Payments by Escrow Agent

In the event that any funds to be disbursed by the Escrow Agent in accordance herewith are received by the Escrow Agent in the form of an uncertified cheque or cheques, the Escrow Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course the financial institution upon which the same are drawn. The Escrow Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

ARTICLE 7.
SUPPLEMENTAL AGREEMENTS

7.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation, the Agent and the Escrow Agent may, subject to the provisions hereof and regulatory or exchange approval, if required, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)
making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such are not, in the reasonable opinion of the Escrow Agent on the advice of its counsel, prejudicial to the interests of the Shareholders or the holders of the Subscription Receipts;

(b)
modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the reasonable opinion of the Escrow Agent on the advice of its counsel, such modification or relief in no way prejudices any of the rights of the Shareholders, the holders of the Subscription Receipts or of the Escrow Agent, and provided further that the Escrow Agent may in its sole discretion decline to enter into any such supplemental agreement which in its reasonable opinion may not afford adequate protection to the Escrow Agent when the same shall become operative; and

(c)
for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the reasonable opinion of the Escrow Agent on the advice of its counsel, the rights of the Escrow Agent, the Shareholders and the holders of the Subscription Receipts are in no way prejudiced thereby.

ARTICLE 8.
CONCERNING THE ESCROW AGENT

8.1	Rights and Duties of the Escrow Agent

(a)
In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Escrow Agent shall exercise that degree of care, diligence and skill that a reasonably prudent escrow agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Escrow Agent from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct or bad faith.

(b)
None of the provisions contained in this Agreement shall require the Escrow Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified therefor.

(c)
Every provision of this Agreement that by its terms relieves the Escrow Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 8.1 and of Section 8.2.

(d)
The Escrow Agent shall have no duties except those expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other parties hereto and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

(e)
The Escrow Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(f)	The Escrow Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivered by hand, mail or any other means.

(g)	The Escrow Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

(h)
The Escrow Agent shall not be required to make any determination or decision with respect to the validity of any claim made by any party in respect of the Escrowed Shares funds and/or other property in escrow, or of any denial thereof, but shall be entitled to rely conclusively on the terms hereof and the documents tendered to it in accordance with the terms hereof.

(i)
The Escrow Agent shall have no responsibility at any time to ascertain whether or not a security interest exists in the Escrowed Shares, funds and/or other property in escrow, or any part thereof, or to file any financing statement under any applicable Canadian, provincial, or federal law, with respect to the Escrowed Shares funds and/or other property in escrow, or any part thereof.

8.2	Evidence, Experts and Advisers

(a)
In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Escrow Agent such additional evidence of compliance with any provision hereof, and in such form, as the Escrow Agent may reasonably require by written notice to the Corporation.

(b)
In the exercise of its rights and duties hereunder, the Escrow Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, Certificates of the Corporation or other evidence furnished to the Escrow Agent pursuant to any provision hereof or pursuant to a request of the Escrow Agent.

(c)
Whenever it is provided in this Agreement that the Corporation shall deposit with the Escrow Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Escrow Agent take the action to be based thereon.

(d)
The Escrow Agent may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, and shall not be responsible for any misconduct or negligence, on the part of any such experts or advisers who have been appointed with due care by the Escrow Agent. The Escrow Agent, its officers, directors, employees and agents shall incur no liability and shall be fully protected in acting or not acting in accordance with any opinion or instruction of counsel or such expert so long as, in all cases, they act in good faith in accordance with any opinions, instructions or advice. The cost of such services shall be added to and be part of the Escrow Agent's fees hereunder or shall be paid by the Corporation on the Escrow Agent's demand at the sole direction of the Escrow Agent.

8.3	Documents, Monies, etc. Held by Escrow Agent

Any securities, documents of title or other instruments that may at any time be held by the Escrow Agent pursuant to this Agreement may be placed in the deposit vaults of the Escrow Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. If the Escrow Agent has not received a Written Request of the Corporation under Section 5.1, any monies so held pending the application or withdrawal thereof under any provisions of this Agreement may be deposited in the name of the Escrow Agent in any Canadian chartered bank, with the Escrow Agent or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, in an interest bearing account at the then current rate of interest on similar deposits.

8.4	Actions by Escrow Agent to Protect Interest

The Escrow Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Shareholders.

8.5	Escrow Agent Not Required to Give Security

The Escrow Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises.

8.6	Protection of Escrow Agent

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a)
the Escrow Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement (except the representation contained in Section 8.8) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation or the Agent, as applicable;

(b)
nothing herein contained shall impose any obligation on the Escrow Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c)	the Escrow Agent shall not be bound to give notice to any person or persons of the execution hereof; and

(d)
the Escrow Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

8.7	Replacement of Escrow Agent; Successor by Merger

(a)
The Escrow Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 8.7, by giving to the Corporation not less than sixty (60) days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Corporation and the Agent, acting together, shall have power at any time to remove the existing Escrow Agent and to appoint a new escrow agent.

(b)
In the event of the Escrow Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new escrow agent unless a new escrow agent has already been appointed by the Corporation and the Agent, acting together; failing such appointment by the Corporation, the retiring Escrow Agent or the Agent, acting alone; may apply (in the case of the Escrow Agent, at the expense of the Corporation) to a justice of the Ontario Superior Court of Justice on such notice as such justice may direct, for the appointment of a new escrow agent; but any new escrow agent so appointed by the Court shall be subject to removal as aforesaid by the Agent and the Corporation, acting together.

(c)
Any new escrow agent appointed under any provision of this Section 8.7 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the applicable legislation for any other provinces, in such other provinces. On any such appointment, the new escrow agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Escrow Agent hereunder. At the request of the Corporation or the new escrow agent, the retiring Escrow Agent, upon payment of the amounts, if any, due to it pursuant to Section 6.1, shall duly assign, transfer and deliver to the new escrow agent all property and money held and all records kept by the retiring Escrow Agent hereunder or in connection herewith.

(d)
Any corporation into or with which the Escrow Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Escrow Agent shall be a party, or any corporation succeeding to the corporate trust business of the Escrow Agent shall be the successor to the Escrow Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor escrow agent hereunder.

8.8	Conflict of Interest

(a)
The Escrow Agent represents to the Corporation and the Agent that, at the time of execution and delivery hereof, no material conflict of interest exists between its role as a Escrow Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as escrow agent hereunder to a successor escrow agent approved by the Corporation and meeting the requirements set forth in subsection 8.7(c). Notwithstanding the foregoing provisions of this subsection 8.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason thereof.

(b)
Subject to subsection 8.8(a), the Escrow Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Affiliate of the Corporation without being liable to account for any profit made thereby.

8.9	Acceptance of Appointment

The Escrow Agent hereby accepts the appointment as escrow agent in this Agreement and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

8.10	Escrow Agent Not to be Appointed Receiver

The Escrow Agent and any person related to the Escrow Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

ARTICLE 9.
GENERAL

9.1	Notice to the Corporation, the Agent or the Escrow Agent

(a)
Unless herein otherwise expressly provided, any notice or other communication to be given hereunder to the Corporation, the Agent or the Escrow Agent shall be deemed to be validly given if delivered by hand courier or if transmitted by telecopier as follows:

(i)	if to the Corporation:

Hollinger Inc.
10 Toronto Street
Toronto, Ontario
MSC 2B7

Attention:           Peter G. White
Telecopier No.:  (416) 363-4187

with a copy (which shall not constitute notice) to:

Fogler, Rubinoff LLP
Suite 4400, P.O. Box 95
Royal Trust Tower, Toronto-Dominion Centre
Toronto, Ontario
M5K 1G8

Attention:            Avi S. Greenspoon
Telecopier No.:   (416) 941-8852

(ii)	if to the Agent:

Westwind Partners Inc.
70 York Street
10th Floor
Toronto, Ontario
M5J IS9
Attention:            Lionel F. Conacher
Telecopier No.:   (416) 815-1808

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention:             Maurice J. Swan
Telecopier No.:    (416) 947-0866

(iii)	if to the Escrow Agent:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower

Toronto, Ontario
M5J 2Y1
Attention:              General Manager, Corporate Trust Services
Telecopier No.:     (416) 981-9777

and any such notice or other communication delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if telecopied on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)
The Corporation, the Agent or the Escrow Agent, as the case may be, may from time to time notify the others in the manner provided in subsection 9.l(a) of a change of address and/or telecopier number which, from the effective date of such notice and until changed by like notice, shall be the address and/or telecopier number of the Corporation, the Agent or the Escrow Agent, as the case may be, for all purposes of this Agreement.

9.2	Ownership

The Corporation and the Escrow Agent may deem and treat the registered owner of any certificate evidencing Series II Preference Shares as the absolute owner of the Series II Preference Shares represented thereby for all purposes, and the Corporation and the Escrow Agent shall not be affected by any notice or acknowledge to the contrary except where the Corporation or the Escrow Agent is required to take notice by statute or by order of a court of competent jurisdiction.

9.3	Satisfaction and Discharge of Agreement

Upon the earliest of:

(a)	the date by which there shall have been delivered to the Escrow Agent for retraction all certificates representing Series II Preference Shares theretofore issued by the Corporation;

(b)	no Series II Preference Shares remain issued and outstanding;

(c)	there being no Escrowed Shares and Escrowed Funds remaining with the Escrow Agent hereunder as a result of having been delivered and/or paid in accordance with the terms and conditions hereof;

(d)
the Corporation obtaining the consent of Shareholders holding sixty-six and two-thirds percent (66 2/3%) or more of the then issued and outstanding Series II Preference Shares to the termination of this Agreement; or

(e)	if the Automatic Exercise Date does not occur on or before the Deadline,

this Agreement shall cease to be of further effect and the Escrow Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Escrow Agent of a Certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Immediately following the satisfaction and discharge of this Agreement, the Escrow Agent shall forthwith release to the Corporation all Escrowed Shares and/or Escrowed Funds, if any, then remaining in the possession of the Escrow Agent. Notwithstanding the foregoing, the indemnities provided to the Escrow Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

9.4	Time of the Essence

Time is and shall remain of the essence of this Agreement.

9.5	Counterparts

This Agreement may be executed by facsimile and in any number of counterparts, all of which taken together shall constitute one and the same instrument and an original copy hereof and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof and shall become effective when counterparts have been signed by each party hereto and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

HOLLINGER INC.

Per:	/s/ Peter G. White
Authorized Signing Officer

WESTWIND PARTNERS INC.

By:	/s/ Nick Pocrnic
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	/s/ Andrew Ruzza
Authorized Signing Officer

/s/ Jeff Shanta
Authorized Signing Officer

SCHEDULE "A"

Form of Retraction Notice

TO:	HOLLINGER INC. 10 Toronto Street Toronto, Ontario M5C 2B7

Attention: Secretary

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA 100 University Avenue, 9th Floor, North Tower Toronto, Ontario M5J 2Y1

Attention: General Manager, Corporate Trust Services

The undersigned registered holder of exchangeable non-voting preference shares Series I (the "Series II Preference Shares") in the capital of Hollinger Inc. (the "Corporation") hereby irrevocably elects to retract Series II Preference Shares (the "Retracted Shares") in accordance with the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares contained in the articles of amalgamation of the Corporation, as amended from time to time (the "Articles"). Enclosed herewith are the certificate or certificates representing the Retracted Shares, duly completed and endorsed for transfer in the manner prescribed therein.

In accordance with the Articles, the Retracted Shares are to be redeemed in consideration for, at the Corporation's option: (A) the transfer to the undersigned of (i) a fixed fraction of a share of Hollinger International Inc. (an "International A Share") for each Retracted Share; and (ii) such number or fraction of an International A Share as is equal to the value of the amount of any dividends or distributions declared and unpaid on the Series II Preference Shares; or (B) cash of an equivalent value therefor.

The undersigned acknowledges and agrees that:

(a)
AN INVESTMENT IN THE INTERNATIONAL A SHARES THAT MAY BE DELIVERED UPON RETRACTION OF THE RETRACTED SHARES IS NOT WITHOUT RISK AND THE UNDERSIGNED (AM) ANY DISCLOSED PRINCIPAL) MAY LOSE HIS; HER OR ITS ENTIRE INVESTMENT; it (and if the undersigned is acting as agent for a disclosed principal, such disclosed principal) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the International A Shares and it, or, where it is not taking such shares as principal, its disclosed principal, is able to bear the economic risk of loss of its investment;

(b)
it (and if the undersigned is acting as agent for a disclosed principal, such disclosed principal) is aware that the International A Shares which may be delivered upon retraction of the Retracted Shares in certain circumstances have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state; accordingly, there are substantial restrictions on the transferability of such International A Shares; it acknowledges that neither the Corporation nor Hollinger International Inc. has any present intention of filing or causing to be filed a registration statement under the U.S. Securities Act in respect of the International A Shares; and it acknowledges that such International A Shares will contain a legend in respect of such restrictions;

(c)
the purchase of the International A Shares which may be delivered upon retraction of the Retracted Shares in certain circumstances has not been made through, or as a result of, and the distribution of such International A Shares is not being accompanied by, a general solicitation or advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(d)
Hollinger International Inc., the issuer of the International A Shares, may not, as of the date hereof or any time thereafter, have filed all of its reports required to be filed under the U.S. Securities Exchange Act of 1934 during the twelve months preceding the date hereof within the meaning of Rule 144(c)(l) under the U.S. Securities Act;

(e)
if it decides to offer, sell or otherwise transfer any of the International A Shares which may be delivered upon retraction of the Retracted Shares in certain circumstances, it will not offer, sell or otherwise transfer any of such International A Shares, directly or indirectly, except: (A) to the Corporation, (b) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with applicable local laws and regulations, (C) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, (D) pursuant to an effective registration statement in a manner contemplated by such registration statement or (E) inside the United States in a transaction exempt from registration under the U.S. Securities Act and, in any event, in compliance with any applicable state securities laws of the United States; provided that prior to any transfer pursuant to the foregoing clauses (C) or (E), the Corporation may require a legal opinion or other evidence reasonably satisfactory to the Corporation that such transfix is exempt from registration under the U.S. Securities Act and applicable state securities laws, and, in each instance, in compliance with any applicable state securities laws of the United States; and

(f)
upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, the certificates representing the International A Shares, and all certificates issued in exchange therefor or in substitution thereof, unless the Corporation determines otherwise consistent with applicable law, shall bear on the face of such certificates one of the following legends:

If the undersigned is not a U.S. person and is not acquiring the International A Shares for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act):

"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND, ACCORDINGLY, NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION

HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT: (I) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S (RULE 901 THROUGH RULE 905, AND PRELIMINARY NOTES) OF THE U.S. SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT OR (III) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION."

If the undersigned is a U.S. person or is acquiring the Intemationa1 A Shares for the account or benefit of any U.S. person (as defined in Regulation S under the U.S. Securities Act):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO HOLLINGER INC.; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT; (C) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT IN A MANNER CONTEMPLATED BY SUCH REGISTRATION STATEMENT; OR (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER OR IN A TRANSACTION OTHERWISE EXEMPT FROM REGISTRATION UNDER U.S. SECURITIES LAWS AND IN ANY SUCH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AFTER PROVIDING, AT HOLLINGER INC.'S REQUEST, A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO HOLLINGER INC.

DATED this _________ day of __________________________, ____________.

The undersigned hereby directs that any International A Shares that may be issued in connection with this retraction notice be registered as follows:

(Name of Registered Shareholder – please print)
(Address of Registered Shareholder)

(Signature of Registered Shareholder or Authorized Signatory, as applicable)
(If applicable, print name of Authorized Signatory and Office)

☐
Please check box if the certificate(s) evidencing the International A Shares or cheque(s) are to be delivered to the address set out above, failing which the certificate(s) or cheque(s) will be mailed to the address noted in the register for the Series II Preference Shares maintained by Computershare Trust Company of Canada.

SCHEDULE "B"

Form of Cash Redemption Notice

[Date]

[Name of Shareholder]

[Address of Shareholder]

Dear Sirs/Mesdames:

Re:	Hollinger Inc. - Retraction Notice for Series I1 Preference Shares dated ● (the "Retraction Notice")

On behalf of Hollinger Inc. (the "Corporation"), we hereby acknowledge receipt of the Retraction Notice and notify you that the Corporation will redeem ___________________________ of the exchangeable non-voting preference shares Series II (the "Series II Preference Shares") in the capital of the Corporation noted in the Retraction Notice for cash in accordance with subsection 4.2 of the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares contained in the articles of amalgamation of the Corporation, as amended from time to time. A cheque in the amount of C$_________________ will be mailed to you not later than ● [insert date that is not later than five business days from the Retraction Date].

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	/s/
Authorized Signing Officer

cc:           Secretary, Hollinger Inc.

SCHEDULE "C"

Form of Disbursement Notice

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA 100 University Avenue, 9th Floor, North Tower Toronto, Ontario M5J 2Y1
Attention: General Manager, Corporate Trust Services
_____________________________________________________________________________________

Reference is made to escrow and custodial agreement (the "Agreement") dated as of April 7, 2004 among Hollinger Inc. (the "Corporation"), Computershare Trust Company of Canada (the "Escrow Agent") and Westwind Partners Inc. Capitalized terms used in the Agreement have the same meanings herein as therein, unless otherwise defined.

The undersigned acknowledges receipt of notice from the Escrow Agent that an aggregate of ________________ Series II Shares have been tendered for retraction with Retraction Date(s) as follows: (a) ________________ Retracted Shares by ________________, ________________; (b) ________________ Retracted Shares by ________________, ________________; and (c) ________________ Retracted Shares by ________________, ________________.

The undersigned hereby notifies and directs the Escrow Agent, with respect to the foregoing Retracted Shares, as follows:

(a)
an aggregate of ________________ Escrowed Shares and $________________ Fractional Payments shall be delivered by the Escrow Agent to those entitled thereto in accordance with the terms and conditions of the Agreement as follows:

_____________ Escrowed Shares and $_____________ to _____________;

_____________ Escrowed Shares and $_____________ to _____________; and

_____________ Escrowed Shares and $_____________ to _____________;

and/or

(b)
the undersigned elects to exercise its right to redeem ________________ of the aggregate Retracted Shares for cash in the aggregate amount of C$ ________________ pursuant to Section 4.2 of the Articles as follows:

C$________________ to ________________;

C$________________ to ________________; and

C$________________ to ________________.

Please forward a Cash Redemption Notice to each holder of the Retracted Shares by prepaid first class mail or delivery at the address specified in the respective Retraction Notices within three (3) Business Days of the applicable Retraction Dates notifying each such holder that the Corporation will be redeeming the Retracted Shares noted above for cash pursuant to Section 4.2 of the Articles.

DATED at Toronto, Ontario this ______ day of ________________, __________.

HOLLINGER INC.

Per:	/s/
Authorized Signing Officer